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Email: swolosky@olshanlaw.com

February 5, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re:	Agilysys, Inc.
Amendment No. 1 to Schedule 14A
Filed by Ramius Value and Opportunity Master Fund Ltd, et al
Filed December 16, 2008
File No. 000-05734

Agilysys, Inc.
Schedule 14A filed by Ramius Value and Opportunity Master Fund Ltd, et al
Filed February 2, 2009
File No. 000-05734

Dear Ms. Kim:

We acknowledge receipt of the letters of comment dated December 18, 2008 and February 4, 2009 from the Staff (the “Comment Letters”) with regard to the above-referenced matter.  We have reviewed the Comment Letters with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

LETTER OF COMMENT DATED DECEMBER 18, 2008:

Schedule 14A

Proposal One; Election of Directors, page 10

1.	We note your response to comment 4 in our letter dated November 19, 2008; however we reissue our comment.

We acknowledge the Staff’s comment.  The proxy statement has been revised to clarify that in the case the Ramius Group is permitted to substitute a nominee, the Ramius Group will file and deliver supplemental proxy materials disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act.  Please see page 16 of the proxy statement.

February 5, 2009
Page

Incorporation by Reference, page 18

2.	We note your response to comment 9 in our letter dated November 19, 2008; however, we reissue our comment.

We acknowledge the Staff’s comment.  The proxy statement has been revised in accordance with comment 9 from your letter dated November 19, 2008.  Please see page 22 of the proxy statement.

LETTER OF COMMENT DATED FEBRUARY 4, 2009:

Soliciting Material

3.
We note that you state that “[o]ver the past twelve months, Agilysys’ stock price has declined by approximately 77%.”  In future filings, please provide support for any statements relating to the Company’s financial and market performances, any projections or numerical conclusions. For example, please refer to the trading days over which the 77% decline is calculated.

We acknowledge the Staff’s comment and confirm that in future filings the Ramius Group will provide support for any statements relating to the Company’s financial and market performances, any projections or numerical conclusions.

4.
We note that you state: “[t]o that end, we initially nominated, and subsequently recommended for appointment to the Board through a settlement, Steve Tepedino.”  Please revise to include the information required by Item 4(b)(6) of Schedule 14A or advise us.

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that although settlement negotiations were taking place, the Ramius Group’s solicitation has not terminated pursuant to a settlement with the Company as described under Item 4(b)(6) of Schedule 14A.  We will promptly advise the Staff in the event that the Ramius Group and the Company reach a settlement in connection with the Ramius Group’s solicitation.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:	Jeffrey C. Smith
Owen Littman

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the revised preliminary proxy statement on Schedule 14A filed by the undersigned on December 16, 2008 and the Schedule 14A filed February 2, 2009 (collectively, the “Solicitation Materials”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Solicitation Materials.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Solicitation Materials reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Solicitation Materials.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: February 5, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RCG PB, LTD.
By: Ramius Advisors, LLC,
       its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment manager

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John Mutch, James Zierick and Steve Tepedino